20010761

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
FEB 28 2020
Washington, DC

SEC FILE NUMBER
8-68511

FACING PAGE
Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/19** (mm/dd/yy) AND ENDING **12/31/19** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Code Advisors LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

921 Front Street 2nd Floor
(No. and Street)

San Francisco (City) **California** (State) **94111** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robin Nakao **415-659-8083**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200 (Address) **Walnut Creek** (City) **California** (Sate) **94596** (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

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SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **Robin Nakao**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Code Advisors LLC**, as of **December 31, 2019**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Robin Nakao
Signature

Chief Financial Officer
Title

See Attached.
Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT **CIVIL CODE § 1189**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Francisco

On 2/27/2020 before me, Amira Janbay,
Date *Here Insert Name and Title of the Officer*

personally appeared Robin Nakad
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

AMIRA JANBAY
Notary Public - California
San Francisco County
Commission # 2266038
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Description of Attached Document

Title or Type of Document: ______________________

Document Date: ______________________ Number of Pages: ________

Signer(s) Other Than Named Above: ______________________

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______________________
☐ Corporate Officer – Title(s): ____________
☐ Partner – ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian of Conservator
☐ Other: ______________________
Signer is Representing: ______________________

Signer's Name: ______________________
☐ Corporate Officer – Title(s): ____________
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Signer is Representing: ______________________

Code Advisors LLC

December 31, 2019

Table of Contents

Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to the Financial Statements	3

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Member of
Code Advisors LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Code Advisors LLC (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Code Advisors LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ernst Wintter + Associates LLP

We have served as Code Advisors LLC's auditor since 2012.
Walnut Creek, California
February 26, 2020

Code Advisors LLC

Statement of Financial Condition

December 31, 2019

Assets		
Cash	$	5,946,323
Restricted certificate of deposit		257,588
Accounts receivable		83,333
Due from affiliate		96,613
Leasehold improvements (net of $295,987 of accumulated depreciation)		570,318
Operating lease right-of-use asset		3,217,794
Other assets		36,780
Total Assets	$	10,208,749
Liabilities and Member's Equity		
Liabilities		
Accrued expenses	$	260,651
Due to affiliates		3,321,908
Deferred revenue		899,999
Operating lease liability		3,535,384
Total Liabilities		8,017,942
Member's Equity		2,190,807
Total Liabilities and Member's Equity	$	10,208,749

See accompanying notes.

1. Organization

Code Advisors LLC (the "Company") was organized as a Delaware limited liability company in December 2009. From inception through December 31, 2018, the Company was owned by its sole member, Code Holdings LLC. Effective January 1, 2019, Code Holdings LP ("Holdings") became the sole member of Code Advisors LLC as part of a restructuring of Code Management LLC, former parent of Code Holdings LLC.. The Company is a securities broker-dealer and registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority in January 2011. The Company advises public and private companies on mergers, acquisitions and other corporate matters on a fee basis.

2. Significant Accounting Policies

Changes to significant accounting polices
The accounting policy changes are attributable to the adoption of the Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU"), Leases ("Topic 842" or "ASU 2016-02") on January 1, 2019. Other than the leases recognition and presentation accounting policies of the Company, there were no significant changes made to the Company's accounting policies.

Cash and cash equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Accounts Receivable
Accounts receivable represent amounts earned per agreement that have not been collected. Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely. The Company considers accounts receivable to be fully collectible and, accordingly, no allowance for doubtful accounts has been provided.

Revenue from contracts with customers

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of our past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

The Company earns revenue from contracts with customers and other sources (principal transactions, interest and other). The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

2. Significant Accounting Policies (continued)

Investment Banking Fees
The Company generates revenue by providing advisory services to companies related to mergers and acquisitions, by acting as agent in private placements of securities and by participating in securities underwritings. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the client. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

Revenue from securities underwriting is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

Consulting Fees
The Company generates revenue by providing consulting services to companies related to financing and business strategy. Revenue for consulting services is generally recognized during the contract period when performance deliverables are provided or as advisory services are utilized by the client.

Contract Balances
Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. Fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. Deferred revenue at December 31, 2019 was $899,999. Alternatively, a receivable is recognized when a performance obligation is met prior to receiving payment from a customer. The Company had receivables related to revenues from contracts with customers of $83,333 at December 31, 2019. The Company had no deferred revenue or receivables from contracts with customers at January 1, 2019.

Contract Costs
The Company recognizes revenue from customer expense reimbursements on a gross basis and includes this income in other income of the accompanying statement of income. Direct incremental costs to obtain a contract or fulfill a contract are evaluated under the criteria for capitalization on a contract by contract basis. There were no capitalized contract costs at December 31, 2019.

Leases
The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use asset and operating lease liability in the statement of financial condition. Finance leases are included in property and equipment, other current liabilities, and other long-term liabilities in the statement of financial condition. There were no finance leases at December 31, 2019.

Right-of-use assets and lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term. The discount rate used in determining the present value of leases is the Prime Rate.

The lease term includes options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense is recognized on straight –line basis over the term of lease.

Sublease income is recorded on a straight –line basis as the Company maintains the primary obligation under the lease.

2. **Significant Accounting Policies (continued)**

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes
The Company is a single member limited liability company and is treated as a disregarded entity for tax purposes. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. Income tax returns for the years from 2010 through 2018 are open to examination by tax authorities.

Depreciation
The Company records leasehold improvements at cost. Leasehold improvements are depreciated over the 10-year term of the lease.

3. **Net Capital Requirements**

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1), which requires the Company to maintain a minimum net capital equal to the greater of $100,000 or one fifteenth of aggregate indebtedness, both as defined. At December 31, 2019, the Company's net capital was $3,146,175, which exceeded the requirement by $2,826,165.

4. **Risk Concentration**

At various times during the year, the Company's cash in bank balances exceeded the FDIC insured limit. At December 31, 2019, the Company held deposits at a financial institution which were in excess of applicable federal insurance limits by $5,693,389.

5. **Related Party Transactions**

The Company entered into overhead-sharing agreements with Code Management Company LP ("Management") and Holdings, both companies under common ownership. Management provides office space, compensation and pays most overhead expenses for the Company and Holdings provides payroll and employment expenses. The Company pays management fees to Management and Holdings as part of these agreements. At December 31, 2019, $2,806,743 was due to Holdings and included in due to affiliate and $96,613 was due from Management.

The Company has a sub-advisory agreement with Code Advisors Limited ("Limited"), a foreign entity under common ownership. In 2019, $515,165 was due to Limited at December 31, 2019.

The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

6. **Restricted Certificate of Deposit**

In 2016, the Company established a $253,500 standby letter of credit with First Republic Bank as required under the terms of the lease obligation. The standby letter of credit is in place of the security deposit. Under the terms of the

6. Restricted Certificate of Deposit (continued)

letter of credit, First Republic Bank has a continuing security interest in the restricted account included on the statement of financial condition. The letter of credit expires on March 16, 2020 but will automatically renew annually through 2027.

7. Leases

On January 1, 2019, the Company adopted ASU 2016-02, "Leases" (Topic842) using the modified retrospective approach with January 1, 2019 as the date of initial adoption and recognized leases with terms exceeding one year in the statement of financial condition as right-of-use asset and corresponding liability.

At transition on January 1, 2019, the adoption of this standard resulted in statement of financial condition gross-up of approximately $ 3,592,981 and $ 3,870,986 reflected in operating lease right-of-use asset and operating lease liability, respectively. The Company elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed the Company to carry forward the historical lease classification. The cumulative effect of initial application recognized as an adjustment to deferred rent and as a result, there was no beginning balance adjustment to retained earnings. Additionally, there was no material impact to the Company's net capital.

The Company rents space in New York under an operating lease for a 10-year term that expires in 2026. The Company's lease is principally non-cancelable operating real estate lease. Occupancy lease agreements, in addition to base rentals, generally provide for rent and operating expense escalations resulting from increased assessments for real estate taxes and other charges.

Statement of Financial Condition amounts related to leases at December 31, 2019:

	Amount
Operating right-of-use asset	$ 3,217,794
Operating lease liability	3,535,384
Remaining lease term	82 months
Discount rate	5.5%

The future minimum lease payments under the lease are as follows:

Year	Amount
2020	552,509
2021	573,120
2022	615,964
2023	632,903
2024	650,308
2025	668,191
2026	569,528
Total future minimum lease payments	**$4,262,523**
Less: imputed interest	(727,139)
Total operating lease liability	**$3,535,384**

7. Leases (continued)

A portion of the leased space is subleased to an unrelated party that began on May 14, 2018. The agreement was amended effective January 1, 2020 extending the lease to December 31, 2020. Amounts due under the sublease are as follows:

Year	Amount
2020	$ 36,000

8. Subsequent Events

The Company has evaluated subsequent events through February 26, 2020, the date which the financial statements were issued.

Code Advisors LLC
(SEC ID No. 8-68511)

Annual Audit Report

December 31, 2019

PUBLIC DOCUMENT